CIBT EDUCATION GROUP INC.
International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7
Tel: 604.871.9909 Fax: 604.871.9919
Email: info@cibt.net Web: www.cibt.net

TSX.V: CPT	February 18, 2008
OTC.BB (US): CBTGF

CIBT to Present at 10th Annual Education Industry Investment Forum in Phoenix, Arizona

CIBT Education Group Inc. (TSX-V: CPT; OTC.BB(US): CBTGF) reports that its President and CEO, Toby Chu, will be presenting as a panel speaker at the 10th Annual Education Industry Investment Forum organized by the Institute for International Research to be held between March 3 and March 5, 2008 in Phoenix, Arizona. For more information please visit:

http://www.iirusa.com/education

About the Institute for International Research and the Education Industry Investment Forum:

The Institute for International Research is a business information solutions provider organizing large scale events including conferences and seminars. The Education Industry Investment Forum is an annual event that brings together leaders in education to join together and generate new ideas for the ‘Next Big Thing’. The latest trends, investment strategies and emerging challenges will be key topics at the forum. Participating companies include Apollo Group Inc., Corinthian Colleges, Kaplan Virtual Education, and other prominent educators and investors. A link with detailed information on the event including a list of participating companies is provided below:

http://www.cibt.net/files/20080215.pdf

About CIBT Education Group Inc.:

CIBT Group is an education management and investment company with a special focus on the global education market. Its two subsidiaries, CIBT School of Business & Technology Corp. and Sprott-Shaw Community College possess a combined operating history of over 118 years in China and Canada’s education sectors. CIBT owns and operates a network of 42 business and language colleges with a presence in Canada, China, Vietnam, Jordan and the Philippines. CIBT delivers North American and Chinese accredited business and management degree programs, automotive, and diesel maintenance programs, IT programs, and career/vocational programs through its network of campuses across China and Canada. In 2006, CIBT initiated plans to aggressively expand its business presence to over 50 CIBT teaching locations in China by 2010 and to establish schools in other parts of Asia including South Korea, Thailand, Malaysia and India.

CIBT Education Group Inc.

“Toby Chu”

Toby Chu President & CEO

Investor Relations Contact: Vantage Communications * N. America Toll Free: 1-800-574-0901* Email: support@vantageir.com

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